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SECURI 12060840 ION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41403

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Canaccord Genuity Securities, LLC (FKA) Collins Stewart LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Madison Avenue
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard M. Green (212) 389-8087
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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AFFIRMATION

I, Howard Green, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Collins Stewart LLC (the "Company") as of and for the year ended December 31, 2011 are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Howard Green
Chief Financial Officer

Subscribed to before me this
28th day of February, 2012



Notary Public

DAVID M. BARRETT
Notary Public, State of New York
No. 01BA6015691
Qualified in Suffolk County
Commission Expires Nov. 2, 20 14



COLLINS STEWART LLC

(SEC I.D. NO. 8- 41403)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.
as a Public Document

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Collins Stewart LLC

We have audited the accompanying statement of financial condition of Collins Stewart LLC (the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Collins Stewart LLC at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the statement of financial condition, the Company expects to be acquired in March 2012.

Deloitte & Touche LLP

February 28, 2012

COLLINS STEWART LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 18,206,200
Receivables from brokers, dealers, financial institutions and clearing organizations	565,400
Investment banking receivables	137,000
Securities owned, at fair value	78,337,200
Prepaid expenses	3,359,500
Other assets	780,900
TOTAL	$ 101,386,200

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Payables to brokers, dealers, financial institutions and clearing organizations	$ 4,707,900
Securities sold, not yet purchased, at fair value	42,048,400
Due to Parent	5,998,400
Accounts payable and accrued liabilities	11,604,900
Total liabilities	64,359,600
MEMBER'S EQUITY	37,026,600
TOTAL	$ 101,386,200

See notes to statement of financial condition.

1. ORGANIZATION AND NATURE OF BUSINESS

Collins Stewart LLC (the "Company") was formed in the state of Delaware on August 20, 2007 following the merger transaction between Collins Stewart Inc. and C. E. Unterberg Towbin Holdings Inc. in July 2007. The Company is a wholly-owned subsidiary of Collins Stewart Inc. (the "Parent"), which in turn is a wholly-owned subsidiary of Collins Stewart Europe Limited ("CSEL"), a foreign broker. CSEL is a wholly-owned subsidiary of Collins Stewart Hawkpoint plc ("CSHP"), a United Kingdom public company. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

In December 2011, CSHP received a formal offer from Canaccord Financial Inc., a Canadian financial services firm, to acquire 100% of the equity of CSHP. The acquisition would be implemented by way of a court sanctioned scheme of arrangement under the UK Companies Act. On February 9, 2012 the offer was approved by the shareholders of CSHP. Subject to receiving all regulatory approvals, the expected closing date of the transaction is in March 2012.

The Company is engaged in brokerage activities consisting primarily of institutional sales of domestic and foreign securities and equity options, trading and equity research to its customers, market making of equity and fixed income securities, and corporate finance and underwriting services. All institutional customer equity and fixed income businesses are cleared through two clearing brokers, on a fully disclosed basis, and accordingly, the Company does not carry securities accounts for these customers or perform custodial functions relating to their securities. All domestic equity securities, fixed income and most foreign equity transactions are cleared through J.P. Morgan Clearing Corp. ("JPMCC"). Equity options are performed primarily on a name-give-up basis with the remainder cleared through JPMCC. Certain foreign equity transactions are cleared in London by CSEL on a delivery versus payment agency basis.

The Company has entered into an agreement with JPMCC that allows the Company to include its proprietary assets as allowable assets in its net capital computation. This agreement conforms to the requirements related to the capital treatment of assets in the proprietary account of a correspondent ("PAIB") and to permit the correspondent to use PAIB in its capital computations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Information - The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The statement of financial condition is stated in U.S. dollars.

Use of Estimates -The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company defines cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Receivables From / Payables to Broker-Dealers, Financial Institutions and Clearing Organizations - Receivables from / Payables to broker-dealers are comprised of amounts to be collected from or payable to counterparties who transact with the Company in the normal course of business.

Securities Owned, At Fair Value and Securities Sold, Not Yet Purchased, At Fair Value - Securities owned and securities sold, not yet purchased, are stated at fair value and recorded on trade date.

Income Taxes - As a single-member limited liability company, the member, the Parent, is individually responsible for income taxes that result from the Company's operations. Therefore, it is appropriate that the Company not recognize an allocation of the Parent's current and deferred income taxes in its separate statement of financial condition. The Company's policy is to evaluate uncertain tax positions based on the estimated likelihood that a tax position will be sustained upon examination and determined there are none. The Company is subject to examination from the appropriate federal, state and local income tax authorities for years after 2008.

Translation of Foreign Currency - Assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rates as of the statement of financial condition date.

3. RECENT ACCOUNTING DEVELOPMENTS

Amendments to Fair Value Measurements and Disclosures

In May 2011, the FASB issued ASU 2011-04, *Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* ("ASU 2011-04"), which amends the existing fair value guidance within ASC 820. The amendments include: (1) application of the concepts of highest and best use and valuation premise only to measuring the fair value of nonfinancial assets (that is, it does not apply to financial assets or any liabilities), (2) an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk, which allows an entity to measure the fair value of the net risk position, when several criteria are met, (3) extension of the prohibition of a blockage factor application to all fair value measurements, (4) a model for the fair value measurement of instruments classified within an entity's shareholders' equity which is consistent with the guidance of measuring the fair value for liabilities, (5) additional disclosures for fair value measurements categorized in Level 3 of the fair value hierarchy including: (i) quantitative information about unobservable inputs used, (ii) a description of the valuation processes used by the entity and (iii) a qualitative discussion about the sensitivity of the measurements, (6) disclosure of the level in the fair value hierarchy of assets and liabilities not recorded at fair value but where fair value is disclosed and (7) disclosure of any transfers between Levels 1 and 2 of the fair value hierarchy, not just significant transfers. The provisions of ASU 2011-04 are effective for the Company for the interim period beginning after December 15, 2011. Management is evaluating the impact of this guidance on the Company's statement of financial condition and disclosures.

4. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED AT FAIR VALUE

Securities owned and securities sold, not yet purchased consists of the following at December 31, 2011:

	Securities Owned, at Fair Value	Securties Sold, Not Yet Purchased, at Fair Value
Corporate equities	$ 46,283,100	$ 11,988,900
Corporate and other debt	26,164,600	27,839,800
U.S. Government securities	3,123,700	1,598,600
Certificates of deposits	2,219,000	54,200
Other sovereign government obligations	494,400	548,000
Derivatives	52,400	18,900
Total	$ 78,337,200	$ 42,048,400

The Company has sold securities it does not own and it will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations on a trade date basis in the statement of financial condition at fair value. Subsequent market fluctuations may require purchasing the securities at prices which may differ from the market value reflected on the statement of financial condition.

5. FAIR VALUE MEASUREMENT

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value follows.

The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique into three-level fair value hierarchy. The Company assesses the fair value of its financial instruments under the following hierarchy:

Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date;

Level 2 – Quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in non-active markets or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 – Valuations that require inputs that are both unobservable and significant to the fair value measurement.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following fair value hierarchy table presents information about the Company's financial instruments measured at fair value on a recurring basis as of December 31, 2011:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2011
Assets:				
Corporate equities	$ 35,188,700	$ 11,094,400	$ -	$ 46,283,100
Corporate and other debt	-	26,164,600	-	26,164,600
U.S. Government securities	3,123,700	-	-	3,123,700
Certificates of deposits	-	2,219,000	-	2,219,000
Other sovereign government obligations	-	494,400	-	494,400
Derivatives	52,400	-	-	52,400
Total	$ 38,364,800	$ 39,972,400	$ -	$ 78,337,200
Liabilities:				
Corporate equities	$ 10,273,000	$ 1,715,900	$ -	$ 11,988,900
Corporate and other debt	-	27,839,800	-	27,839,800
U.S. Government securities	1,598,600	-	-	1,598,600
Certificates of deposits	-	54,200	-	54,200
Other sovereign government obligations	-	548,000	-	548,000
Derivatives	18,900	-	-	18,900
Total	$ 11,890,500	$ 30,157,900	$ -	$ 42,048,400

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value follows.

Corporate equities

- **Exchange-traded equity securities** – Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 of the fair value hierarchy.

- **OTC equity securities** – OTC equity securities are generally valued based on quoted prices from market makers or composite quote providers. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 of the fair value hierarchy.

Corporate and other debt

- **State and municipal securities** – The fair value of state and municipal securities is determined using recently executed transactions and market price quotations. These bonds are generally categorized in Level 2 of the fair value hierarchy.

- **Corporate bonds** – The fair value of corporate bonds is determined using recently executed transactions and market price quotations. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy; in instances where prices, spreads or any of the other aforementioned key inputs are unobservable, they are categorized in Level 3 of the fair value hierarchy.

U.S. Government securities – Comprises U.S. Treasury securities. U.S. Treasury securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. Treasury securities are generally categorized in Level 1 of the fair value hierarchy.

Certificates of Deposits – The fair value of certificates of deposits is determined using recently executed transactions and market price quotations. Certificates of deposits are generally categorized in Level 2 of the fair value hierarchy; in instances where prices, spreads or any of the other aforementioned key inputs are unobservable, they are categorized in Level 3 of the fair value hierarchy.

Other sovereign government obligations – Foreign sovereign government obligations are valued using quoted prices in active markets when available. These bonds are generally categorized in Level 2 of the fair value hierarchy.

Derivatives – Consists of listed derivative contracts. Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy.

The Company did not reclassify any securities owned or securities sold, not yet purchased from Level 2 to Level 1 or from Level 1 to Level 2 for the year ended December 31, 2011.

6. DERIVATIVE INSTRUMENTS

The Company trades and takes proprietary positions in listed options referencing, among other things, equities and equities indices. The Company uses these instruments for trading.

The Company manages its trading positions by employing a variety of risk mitigation strategies. These strategies include diversification of risk exposures. The Company manages the market risk associated with its trading activities on a Company-wide basis and on an individual product basis.

The following table summarizes the fair value of derivative instruments not designated as accounting hedges by type of derivative contract on a gross basis as of December 31, 2011. Fair values of derivative contracts in asset and liability positions are included in Securities owned, at fair value and Securities sold, not yet purchased, at fair value, respectively on the accompanying statement of financial condition.

Derivatives not designated as accounting hedges:

	Assets		Liabilities	
	Fair Value	**Notional**	**Fair Value**	**Notional**
Exchange traded options	$ 52,400	$ 2,090,000	$ 18,900	$ 1,860,000

7. REGULATORY REQUIREMENTS

As a broker-dealer registered with the Securities and Exchange Commission ("SEC") and FINRA, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of $250,000 or 6- 2/3% of aggregate indebtedness. At December 31, 2011, the Company had net capital of $17,773,000 which was $16,599,500 in excess of the required minimum net capital of $1,173,500. The ratio of aggregate indebtedness to net capital was 0.99 to 1. The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to paragraph (k)(2)(ii) since the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

8. EMPLOYEE BENEFIT PLANS

The Company maintains a Retirement and Savings Plan (the "Plan") pursuant to Section 401(k) of the Internal Revenue Code for its wholly-owned U.S. operations. The Plan, a defined contribution plan covering all employees over the age of 21, is funded by contributions of its employees.

9. COMMITMENTS AND CONTINGENCIES

The Company has non-cancelable operating leases for premises. Future minimum rental commitments, net of subleases, as of December 31, 2011 are set forth below:

Year Ending December 31	Operating Lease	Sublease Income	Operating Lease Net of Sublease Income
2012	4,108,600	$ 1,105,700	$ 3,002,900
2013	3,927,800	-	3,927,800
2014	3,749,200	-	3,749,200
2015	3,749,200	-	3,749,200
2016	937,300	-	937,300
Total future minimum lease payments			$ 15,366,400

The office leases are subject to escalation charges based upon increases in real estate taxes and operating costs incurred by landlords.

In lieu of a rent security deposit on its main office space, the Company maintains an irrevocable standby letter of credit in favor of its landlord in the amount of $1,250,000. In April 2011, the letter of credit was reduced to $1,250,000 from $2,500,000 in accordance with the lease.

Litigation - In the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions arising in connection with its business activities. These include an action commenced after the balance sheet date by Morgan Joseph TriArtisan Group Inc. and Morgan Joseph TriArtisan LLC in State Court in New York City in connection with a proposed joint venture between Collins Stewart Inc. and its U.S. subsidiaries and affiliates and Morgan Joseph TriArtisan LLC's subsidiaries and affiliates. These proceedings are at a very early stage and it is too early to predict the outcome with certainty but the Company believes it has legal defenses to this action and all claims asserted against it and intends to defend itself vigorously. Accordingly, management does not consider it necessary to make any provision in the statement of financial condition in relation to these claims other than in respect of relevant legal expenses.

10. RELATED PARTY TRANSACTIONS

As of December 31, 2011, the following related party balances appeared in the statement of financial condition:

The Company recorded a receivable from Hawkpoint Partners Limited ("Hawkpoint") for $20,000 which is included in Other assets on the accompanying statement of financial condition. This amount represents reimbursements for costs incurred by the Company relating to the employment of a person associated with Hawkpoint.

The Company has an arrangement with CSEL whereby salesmen registered with the Company generate commissions on foreign equity securities transactions that are collected directly by CSEL from the customer of the Company. These commissions, net of brokerage related costs, are remitted to the Company. The Company also advises on activity in a trading account on the books of CSEL and a portion of the gains and losses are remitted to the Company. The Company also incurs a management and administrative expense allocation from CSEL. As a result of these transactions, the Company had a net payable of $43,600 to CSEL which is included in Accounts payable and accrued liabilities on the accompanying statement of financial condition.

The Company has an arrangement with the Parent whereby it receives the usage of furniture, fixtures and equipment and leasehold improvements that belong to the Parent. Additionally, the Company is charged by the Parent for property and liability insurance charges. As a result of these transactions and advancing cash to the Company for cash flow needs, the Company had a net payable of $5,998,400 to the Parent on the accompanying statement of financial condition.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Securities transactions are cleared on a fully disclosed basis through and held in custody by JPMCC, a member of the New York Stock Exchange, Inc., except for certain foreign agency transactions which are settled by CSEL. The Company has agreed to indemnify its clearing brokers for losses that they may sustain from the customer accounts introduced by the Company. These customers are primarily in the financial services industry and include securities broker-dealers and other financial institutions. In the event the customer is unable to fulfill its contracted obligation to the clearing broker-dealer, the Company may be exposed to off-balance sheet risk. The risk of default depends upon the creditworthiness of the customer. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, at December 31, 2011, all of the securities owned are held by JPMCC. Recognizing the credit risk that this implies, the Company continually monitors the credit standing of JPMCC.

* * * * * *



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2012

Collins Stewart LLC
350 Madison Avenue
New York, NY 10017

In planning and performing our audit of the financial statements of Collins Stewart LLC (the "Company") as of and for the year ended December 31, 2011 (on which we issued our report dated February 28, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or

combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP